650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

January 13, 2017
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Larry Spirgel Joseph Cascarano Dean Suehiro Greg Dundas Kathleen Krebs

Re:	ForeScout Technologies, Inc. Confidential Draft Registration Statement on Form S-1 Submitted December 5, 2016 CIK No. 0001145057
Ladies and Gentlemen:
On behalf of our client, ForeScout Technologies, Inc. (“ForeScout” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission") contained in its letter dated December 29, 2016, relating to the above-referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on December 5, 2016.
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to the Registration Statement submitted on December 5, 2016), or as otherwise specifically indicated, all page references herein correspond to the page of the revised draft of the Registration Statement.

AUSTIN BEIJING BOSTON BRUSSELS HONG KONG LOS ANGELES NEW YORK PALO ALTO
SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

Securities and Exchange Commission
January 13, 2017

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we respectfully advise the Staff that, to date, no written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"), have been presented by the Company, or anyone authorized to act on the Company’s behalf, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that the Company, or anyone authorized to act on the Company’s behalf, presents any such written communications to potential investors hereafter, the Company will supplementally provide the Staff with copies of any such communications.

Prospectus Summary, page 1

2.	Please define the acronyms “IoT,” “BYOD,” and “NAC” on first use.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 3 of the Registration Statement to define the acronyms “IOT,” “BYOD,” and “NAC” on first use.

Market Industry and Other Data, page 41

3.
Provide us with copies of any reports and industry analysis that you cite or on which you rely. Please mark these sources carefully to enable us to easily identify what material was used in the document and where it was used.

In response to the Staff’s comment, we are supplementally providing the Staff, under separate cover, with copies of the reports and industry analysis cited or relied upon in the Registration Statement. To expedite the Staff’s review, we have marked each source to highlight the applicable portion or section containing the statistic and cross-referenced it to the appropriate location in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

4.	We note your disclosure on page 52 and elsewhere that you have an Alliance Partner program in place with FireEye, Inc. Please disclose that FireEye, Inc. is a related party.

In response to the Staff’s comment, the Company has revised the disclosure on pages 52 and 83 of the Registration Statement to disclose that FireEye, Inc. is one of the Company’s related parties.

5.	You state on page 52 and elsewhere that since inception you have made sales to 14% of the Global 2000. Please revise to clarify the extent to which this figure applies to your sales in recent years.

Securities and Exchange Commission
January 13, 2017

In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the Registration Statement to disclose the percentage of Global 2000 participation for the years ended December 31, 2014 and 2015 and nine months ended September 30, 2015 and 2016.

Factors Affecting Our Performance

Continued Sales to Existing End-Customers, page 53

6.
Please tell us and disclose in more detail how your net-recurring retention rate of 137% on your support and maintenance contracts reflects your ability to retain and increase sales to your existing end-customers.

In response to the Staff’s comment, the Company has revised the disclosure on pages 53 and 54 of the Registration Statement to disclose in more detail why the net-recurring retention rate of 137% reflects its ability to retain and increase sales to existing end-customers.

Components of Financial Performance

Cost of Revenue, page 55

7.	Please clarify in your disclosure why there are no direct costs associated with your Virtual Appliances and Extended Modules.

In response to the Staff’s comment, the Company has revised the disclosure on page 55 of the Registration Statement to disclose why there are no direct costs associated with its Virtual Appliances and Extended Modules.

Results of Operations, page 56

8.
We note your disclosure on page 53 that “approximately 80% of our revenue came from existing end-customers, and it is important for us to increase sales into this base.” Please clarify and quantify in your revenue narrative the amount of product and services revenue increases that stemmed from existing end-customers versus newly acquired customers. Furthermore, if revenues from existing end-customers remained flat or decreased, please disclose why and whether the lack of growth is a continuing trend.

We respectfully advise the Staff that the Company does not track the amount of product revenue and the amount of services revenue contributed in a given period by existing end-customers and new end-customers, respectively, and the Company would not be able to provide this breakdown without considerable effort. Moreover, even if the Company were able to provide this breakdown, the Company does not believe that such information would be useful for investors and could potentially be misleading. The purchasing pattern of the Company’s end-customers varies significantly from period-to-period for various reasons that are unrelated to the health of the Company’s business or long-term prospects. For example, some end-customers make small initial purchases, while others make large initial purchases. In subsequent periods, the same end-

Securities and Exchange Commission
January 13, 2017

customers may make follow-on purchases of varying sizes depending on how large their original purchases were, how much time has elapsed since their last purchases, growth in the number of devices entering their networks, the terms of their original support and maintenance contracts, and other factors. In light of this variability and given that the Company has not identified any clear trends, the Company does not view the breakdown of product revenue and services revenue contributed by new and existing end-customers to be meaningful for investors and believes that the disclosure of such metric would give it undue prominence that could be potentially misleading.

Similarly, we respectfully advise the Staff that the Company does not believe it would be useful for investors, and could be misleading, if the Company were to provide a period-over-period comparison of revenue received from existing end-customers. The Company has provided the 80% statistic as a snapshot for the limited purpose of supporting the larger point made in the cohort analysis on page 53 of the Registration Statement, namely, that most of the revenue received from a given customer cohort comes in the years after the year of the initial transactions with those end-customers. The Company does not believe that the disclosure of fluctuations in the mix of revenue between existing versus new end-customers would be helpful to investors given the absence of any clear trends. Moreover, the Company intends to provide this metric only in the Registration Statement in connection with the cohort analysis and does not intend to provide it in future filings with the Commission.

Business

Competition, page 88

9.
Please revise to clarify whether you have any direct competitors in the area of agentless technology or other comparable technological innovations that address the same needs in the security market as your products. Disclose to what extent there are other products that transcend traditional network access control technology.

We respectfully advise the Staff that the Company defines Universal Access Control as a solution that has the following features: (i) agentless discovery, classification, and authentication of IP-based devices in real time as the devices connect to the network, (ii) continuous agentless monitoring and assessment of security posture of such devices, (iii) support of heterogeneous wired and wireless networks and virtual and cloud infrastructures, (iv) a repository of policies that control device behavior, and (v) workflow integrations with third-party systems that allow bi-directional sharing of contextual data. The Company believes that it is currently the only security provider that offers a solution covering all of the elements of Universal Access Control.

We further respectfully advise the Staff that some of the Company’s competitors use terminology that is similar to the Company’s to describe their products, but the Company believes that functionality of these competing products is limited when compared to the Company’s and does not, to the Company’s knowledge, meet the definition of Universal Access Control. For example, the Company’s two largest competitors state that they provide agentless technology, but their technology is agentless only with respect to the discovery and classification of devices. In contrast, the Company’s solution provides agentless discovery, classification, assessment, and control of devices. Furthermore, the Company does not believe that any of the competitors

Securities and Exchange Commission
January 13, 2017

claiming to offer agentless solutions are able to provide continuous agentless monitoring and assessment of security posture or have the capacity to implement access control policies across a heterogeneous wired and wireless networks and virtual and cloud infrastructures, both of which are critical elements of Universal Access Control.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

10.
The second paragraph of the audit report from your independent registered public accounting firm states that their audits were conducted “in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).” Audits of issuers are required to be conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), which covers more than solely “auditing” standards. Please confirm to us that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, if so, please obtain a revised audit report to comply with this comment. In addition, please ask your auditors and tell us why their audit report also states that their audits were conducted “in accordance with auditing standards generally accepted in the United States of America.”

We respectfully advise the Staff that the Company’s independent registered public accounting firm, Ernst & Young LLP (“E&Y”), has confirmed that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has revised its report in the Registration Statement in response to the Staff’s comment.

In addition, the audit report states that E&Y’s audits were conducted “in accordance with auditing standards generally accepted in the United States of America.” E&Y has confirmed that it issued the report in conjunction with the requirements contained in Statement of Auditing Standards (SAS) No. 131, Amendment to Statement on Auditing Standards No. 122 Section 700, Forming an Opinion and Reporting on Financial Statements. The SAS reminds auditors that when an auditor conducts an audit of financial statements in accordance with the standards of the PCAOB and the audit is not within the jurisdiction of the PCAOB, the auditor is required to also refer to the AICPA standards (specifically that the auditor conducted the audit in accordance with generally accepted auditing standards). The Company confidentially submitted the Registration Statement and, as a result, is not yet considered an issuer under the jurisdiction of the PCAOB. Therefore, SAS No. 131 is currently applicable to the Company. While the SAS is only effective for audits of financial statements for periods ending on or after June 15, 2016, application of the SAS before the effective date is not prohibited. Accordingly, we respectfully advise the Staff that E&Y elected to early adopt the SAS.

Note 1. The Company and Summary of Significant Policies and Estimates

Revenue Recognition, page F-12

Securities and Exchange Commission
January 13, 2017

11.
We note that your perpetual licenses are installed on either physical or virtual appliances. Please clarify for us how you account for sales of licenses on virtual appliances. In this regard, tell us whether the virtual appliance arrangements are considered non-software products or whether such arrangements are accounted for pursuant to the software revenue recognition guidance.

In response to the Staff’s comment, the Company has revised page F-11 of the Registration Statement to disclose that it accounts for the sale of Virtual Appliances and Extended Modules as software deliverables pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standard Codification Topic 985-605, Software Revenue Recognition.

12.
Please tell us and disclose how vendor-specific objective evidence (“VSOE”) of fair value of support and maintenance services is established. We note your disclosure on page 52 related to the Extended Modules support and maintenance contracts.

We respectfully advise the Staff that the Company establishes VSOE of fair value for support and maintenance, using the bell-shaped curve approach, based on the prices paid by its end-customers for renewals when sold separately. On a semi-annual basis, the Company prepares an analysis that demonstrates that a substantial majority of stand-alone renewal transactions over a trailing 12-month period are priced within a narrow range. This analysis is stratified into different classes of customers based on geography and product line categories. If the pricing of approximately 80% of renewal transactions fall within plus or minus 15% of the midpoint of the VSOE range, then the Company concludes that VSOE of fair value exists. The Company has not established VSOE of fair value on software-related support and maintenance for Extended Modules because it has not yet established a history of pricing consistency for renewals of this service. The Company has revised the revenue recognition policy note on pages F-11 and F-12 of the Registration Statement to specifically disclose how it establishes VSOE for support and maintenance.

13.
We note your disclosure that your maintenance and service contracts typically have a term of one to three years. Please clarify the terms of your multi-year term license arrangements that include multi-year bundled maintenance services and also whether you enter into one-year terms license agreements with bundled adjoined maintenance services. In your response also tell how you determined that VSOE of fair value exists for such bundled maintenance services including your consideration for the guidance in ASC 985-605-55-60 through 67.

We respectfully advise the Staff that the Company does not sell term licenses. We note that the Company discloses that all products are sold with perpetual licenses on pages 1, 52, 77, and F-11 of the Registration Statement.

Note 9. Equity Award Plans, page F-22

14.
For any share-based issuances subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Please continue to update your disclosures for all equity related transactions subsequent to this request through the effective date of the registration statement.

Securities and Exchange Commission
January 13, 2017

In response to the Staff’s comment, the Company has revised the disclosure on page F-31 of the Registration Statement to describe the impact share-based issuances made after September 30, 2016 are expected to have on the Company’s consolidated financial statements. We further advise the Staff that the Company will continue to provide the requested information in subsequent amendments through the effective date of the Registration Statement.

* * * * * *

650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

Please direct any questions regarding the Company’s responses to me at (650) 714-8526 or sbochner@wsgr.com.
Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Steven Bochner
Steven Bochner

cc:
Michael DeCesare, ForeScout Technologies, Inc.
Christopher Harms, ForeScout Technologies, Inc.
Darren Milliken, ForeScout Technologies, Inc.

Rachel Proffitt, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Derk Lupinek, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Richard Kline, Goodwin Procter LLP
Bradley Weber, Goodwin Procter LLP

AUSTIN BEIJING BOSTON BRUSSELS HONG KONG LOS ANGELES NEW YORK PALO ALTO
SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE